SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 16, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 16, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 16, 2006
John Macken Appointed President and CEO as Ivanhoe Mines
Prepares for its Next Phase of Growth After 10 Years as a Public Company
New Appointments Add Industry Experience and Leadership Breadth
to Ivanhoe’s Senior Management Team and Board
SINGAPORE — Ivanhoe Mines announced today the continued strengthening of its senior management team and board of directors as it continues with the development and construction of the company’s world-scale Oyu Tolgoi copper and gold mine in Mongolia.
Headlining the changes is the appointment of John Macken, Ivanhoe’s current President and Chief Operating Officer, to the elevated role of President and Chief Executive Officer (CEO). Mr. Macken, 54, who also is a member of Ivanhoe’s board of directors, joined Ivanhoe in 2003 after a 19-year career with mining giant Freeport McMoran Copper and Gold, of New Orleans, USA. He spent a total of 13 years with Freeport’s operating unit, P.T. Freeport Indonesia (PTFI), culminating in the position of Executive Vice-President and General Manager at Freeport’s Grasberg mining complex in Papua, the world’s largest single copper and gold mine.
“After two years as Ivanhoe’s President and COO, John has confirmed our confidence that he is the right person accept the mantle of chief executive and lead our company through the next phase of growth,” said Robert Friedland, Ivanhoe’s Chairman. “Our board has full confidence in John’s ability to assemble and guide the team that will build a world-class copper and gold mine at Oyu Tolgoi, as well as lead the company’s exploration team as it pursues new mineral opportunities in Asia and Australia.”
Robert Friedland, Ivanhoe’s current Chairman and CEO, will become the company’s Executive Chairman. One of the mining industry’s best-known financiers, Mr. Friedland, 55, is the founder of Ivanhoe Mines and has directed the assembly by the company of a portfolio of interests in several countries in the Asia Pacific region during the past 10 years. Mr. Friedland also is Chairman of Ivanhoe Capital Corporation, his family’s private, Singapore- and Beijing-based company that specializes in venture capital and project financing.
Peter Meredith, CA, Ivanhoe’s current Chief Financial Officer (CFO), will assume the position of Deputy Chairman, overseeing the company’s business development and corporate relations. A member of the company’s board of directors, Mr. Meredith, 62, reassumed the role of CFO in May, 2004, having previously been CFO between June, 1999, and November, 2001. Mr. Meredith has been the CFO of Ivanhoe Capital Corporation since June, 1996. Previously, he spent 31 years with Deloitte and Touche LLP, Chartered Accountants.
Ed Flood will remain as Deputy Chairman, overseeing the company’s exploration and investor relations functions, and as a member of the board of directors. Mr. Flood, 60, was Ivanhoe’s founding President and has been a director since Ivanhoe was founded in 1994. He has more than 35 years of experience in the international mining field, and he has helped guide Ivanhoe’s growth and its establishment as a significant presence in Asia’s mineral resources sector.

Tony Giardini, CA and CPA, joins Ivanhoe as Chief Financial Officer after more than 10 years with Placer Dome Inc., one of the world’s largest gold mining companies. Mr. Giardini, 46, was most recently Placer’s Vice-President and Treasurer, where he managed and oversaw the company’s debt and capital market activities, including managing banking relationships with more than 20 US, Canadian and international banks. During his time at Placer, Mr. Giardini led the financing team that raised US$730 million in debt financings and US$468 million in equity financings. Prior to joining Placer, he spent 12 years with accounting firm KPMG.
David Korbin, CA, has been appointed to the company’s Board of Directors. Mr. Korbin, 64, presently works as a management and financial consultant. He is a director of E-Comm Emergency Communications for Southwest British Columbia. He has been Chairman of E-Comm’s board of directors since 2004 and was Chairman of the audit committee from 2002 to 2003. From 1992 to 2000, he was a director of the Vancouver General Hospital and then the Vancouver Hospital and Health Sciences Centre, serving as Chairman of the Vancouver General Hospital audit committee from 1993 to 1994 and Chairman of the Vancouver Hospital and Health Sciences Centre from 1995 to 1998. Mr. Korbin qualified as a Chartered Accountant in 1966, and from 1990 to 1992 he was a managing partner of Deloitte Touche LLC. Mr. Korbin also is a director of Seaspan Corporation (NYSE — SSW), and is Chairman of Seaspan’s Audit Committee.
The appointments are effective immediately.
About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets are its Oyu Tolgoi copper and gold mine development project, in southern Mongolia. The company also owns or controls mining and exploration rights to approximately 112,000 square kilometres in Mongolia. Ivanhoe also produces LME Grade A copper from its Monywa joint venture in Myanmar, has a significant copper-gold exploration project in Australia’s Cloncurry-Mt. Isa mining district and is exploring in China’s Inner Mongolia region.
Ivanhoe shares are listed on the Toronto and New York stock exchanges and NASDAQ under the symbol IVN.
Information contacts
Investors: Bill Trenaman: +1.604.688.5755
Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and Australian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.